[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 5, 2016
Jason Fox Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:	TCP Capital Corp.
Registration Statement on Form N-2
File Numbers 333-204571

Dear Mr. Fox:

We are in receipt of the follow-up oral comment provided by Mr. Fox on May 5, 2016 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding TCP Capital Corp.’s (the “Company” or the “Holding Company”) Post-Effective Amendment No. 1 to its Registration Statement initially filed on Form N-2 on May 29, 2015 (collectively, the “Registration Statement”). The Company has considered your comment and has authorized us to make on its behalf the response discussed below. The comment is set forth below and is followed by the Company’s response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.

Accounting Comment

1.	Comment:	Please confirm that 36th Street Capital Partners Holdings, LLC is the Company’s only wholly-owned or substantially wholly-owned subsidiary that is a holding company.

2.	Response:	The Company confirms that 36th Street Capital Partners Holdings, LLC is the Company’s only wholly-owned or substantially wholly-owned subsidiary that is a holding company.

Securities and Exchange Commission
May 5, 2016

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-3406 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Michael Hoffman
Michael Hoffman